SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934

			          (Amendment No. 4)
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		    Eaton Vance California Municipal Bond Fund
                                    ( EVM )
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   27828A100
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                                 (CUSIP Number)

                               Paul E. Rasmussen
                                3300 IDS Center
                             80 South Eighth Street
                           Minneapolis, MN 55402-4130
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                 (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 24, 2024
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27828A100
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1    NAME OF REPORTING PERSON

     Sit Investment Associates, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [x]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS (See Instructions)
	00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
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                    7     SOLE VOTING POWER
   NUMBER OF
   SHARES           -----------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER
   OWNED BY
   EACH			  2,763,585 Shares
   REPORTING        -----------------------------------------------------------
   PERSON           9     SOLE DISPOSITIVE POWER
   WITH
   	              -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

			  2,763,585 Shares
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,763,585 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions)                                                 [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.20%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IA
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CUSIP No. 27828A100
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1    NAME OF REPORTING PERSON

     Sit Fixed Income Advisors II, LLC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [x]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS (See Instructions)
	00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
-------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
   NUMBER OF
   SHARES           -----------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER
   OWNED BY
   EACH			  2,763,585 Shares
   REPORTING        -----------------------------------------------------------
   PERSON           9     SOLE DISPOSITIVE POWER
   WITH
   	              -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

			  2,763,585 Shares
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,763,585 Shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions)  [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.20%

14   TYPE OF REPORTING PERSON (See Instructions)

     IA

EXPLANATORY NOTE

This Amendment No. 4 ("Amendment") amends and supplements the statement on Schedule 13D filed on October 6, 2023, as most recently amended by Amendment No. 3 filed on December 28, 2023 (collectively, the "Original Schedule 13D" and, as amended by this Amendment, the "Schedule 13D"), relating to the shares of Common Stock ("Shares)" of the Eaton Vance California Municipal Bond Fund(the "Issuer"). Except as specifically provided herein, each Item of the Original Schedule 13D remains unchanged. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Original Schedule 13D.


ITEM 4   Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

On January 24, 2024, the Sit Entities delivered a letter to the Issuer expressing concern about the persistently high Net Asset Value ("NAV") discount (the share price relative to net asset value) for the Issuer. The Sit Entities believe that the NAV discount is the result of the Issuer's significant underperformance versus the benchmark, increased volatility versus the benchmark, and considerable reduction in the size of the Issuer's monthly dividends. The Sit Entities believe that the overuse of leverage is the primary driver of these two factors.

The Sit Entities requested that the Issuer take corrective action, including proactive measures to reduce the NAV discount. Such action should include providing shareholders with the opportunity to redeem shares at the Fund's NAV. The investment adviser should refund to the Issuer any management fees collected which were based on the value of the borrowed assets during the periods in which the cost of borrowing exceeded the return on the Issuer's holdings.

ITEM 5   Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended to read as follows:

a) and b)
The aggregate percentage of Shares reported owned by Sit Entities herein is based upon 24,672,940 Shares outstanding as of January 24, 2024, which is the total number of Shares outstanding as reported on the Issuer's website. As of the date hereof, the Sit Entities may be deemed to be the beneficial owner of 2,763,585 Shares held in client accounts which represent 11.20% of the Issuer's outstanding Shares. Each of the Sit Entities may be deemed to have shared power to vote and dispose of such Shares. However, none of SIA's or SFI's directors or executive officers own Shares directly.

c) Transactions in Shares by the Sit Entities in the last 60 days are set forth in Exhibit A.

d) The clients of SIA and SFI have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for their respective accounts.

e) Not applicable

ITEM 7   Materials to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibit:

Exhibit B: Letter from the Sit Entities to the Issuer, dated January 23,
2024.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
January 24, 2024

By:   Sit Investment Associates, Inc.
       /s/ Roger J. Sit
      -----------------------------------
      Name/Title: Roger J. Sit, Chairman & CEO

By:   Sit Fixed Income Advisors II, LLC
       /s/ Roger J. Sit
      -----------------------------------
      Name/Title: Roger J. Sit, Chairman & CEO

                                   EXHIBIT A

Schedule of Transactions in Shares by Sit Entities in the last 60 days:

------------------ ------------------ 		------------------ ------------------
						Shares of Common
Date of  	    	Transaction	   	Stock Purchased	   	Price
Transaction	    	Type			/(Sold)		  	Per Share ($)
------------------ ------------------ 		------------------ ------------------
11/29/2023		BUY			14,000.00			8.7303
11/29/2023		BUY			13,406.00			8.7303
11/30/2023		BUY			20,280.00			8.7988
11/30/2023		BUY			19,400.00			8.7988
12/04/2023		BUY			8,869.00			8.8500
12/05/2023		BUY			2,100.00			8.8698
12/05/2023		BUY			12,900.00			8.8698
12/05/2023		BUY			8,200.00			8.8698
12/05/2023		BUY			8,166.00			8.8698
12/05/2023		BUY			2,000.00			8.8698
12/06/2023		BUY			500.00				8.9101
12/06/2023		BUY			6,900.00			8.9101
12/06/2023		BUY			11,117.00			8.9101
12/06/2023		BUY			29,500.00			8.9101
12/07/2023		BUY			1,800.00			8.9200
12/07/2023		BUY			11,000.00			8.9200
12/08/2023		BUY			37,572.00			8.9648
12/12/2023		BUY			99,000.00			8.9797
12/13/2023		BUY			1,700.00			9.0092
12/13/2023		BUY			1,200.00			9.0092
12/13/2023		BUY			32,100.00			9.0092
12/13/2023		BUY			26,000.00			9.0092
12/13/2023		BUY			1,000.00			9.0092
12/13/2023		BUY			15,500.00			9.0092
12/13/2023		BUY			7,700.00			9.0092
12/13/2023		BUY			600.00				9.0092
12/13/2023		BUY			4,900.00			9.0092
12/13/2023		BUY			1,500.00			9.0092
12/13/2023		BUY			6,000.00			9.0092
12/13/2023		BUY			900.00				9.0092
12/13/2023		BUY			900.00				9.0092
12/14/2023		BUY			2,200.00			9.0700
12/14/2023		BUY			1,800.00			9.0700
12/15/2023		BUY			27,700.00			9.1242
12/15/2023		BUY			22,300.00			9.1242
12/18/2023		BUY			10,969.00			9.0400
12/19/2023		BUY			50,000.00			9.1074
12/20/2023		BUY			600.00				9.0873
12/20/2023		BUY			20,900.00			9.0873
12/20/2023		BUY			12,700.00			9.0873
12/20/2023		BUY			15,800.00			9.0873
12/21/2023		BUY			1,900.00			9.0691
12/21/2023		BUY			2,821.00			9.0691
12/21/2023		BUY			10,500.00			9.0691
12/21/2023		BUY			10,000.00			9.0691
12/22/2023		BUY			8,900.00			9.1497
12/22/2023		BUY			4,000.00			9.1497
12/22/2023		BUY			16,500.00			9.1497
12/22/2023		BUY			16,200.00			9.1497
12/22/2023		BUY			4,400.00			9.1497
12/26/2023		BUY			82,339.00			9.0876
12/27/2023		BUY			25,000.00			9.1300
12/28/2023		BUY			13,900.00			9.1417
12/28/2023		BUY			27,300.00			9.1417
1/2/2024		BUY			10,000.00			9.121
1/9/2024		BUY			1,362.00			9.2798
1/9/2024		BUY			500.00				9.2798
1/9/2024		BUY			3,800.00			9.2798
1/10/2024		BUY			3,304.00			9.2482
1/10/2024		BUY			1,000.00			9.2482
1/10/2024		BUY			3,400.00			9.2482
1/11/2024		BUY			1,000.00			9.2775
1/11/2024		BUY			1,000.00			9.2775
1/11/2024		BUY			18,774.00			9.2775
1/12/2024		BUY			2,000.00			9.3040
1/12/2024		BUY			500.00				9.3040
1/12/2024		BUY			15,000.00			9.3040
1/12/2024		BUY			10,257.00			9.3040
1/16/2024		BUY			6,400.00			9.2260
1/16/2024		BUY			3,600.00			9.2260
1/16/2024		BUY			9,196.00			9.2260
1/17/2024		BUY			2,027.00			9.1200
1/18/2024		BUY			14,042.00			9.1100
1/19/2024		BUY			500.00				9.0645
1/19/2024		BUY			500.00				9.0645
1/19/2024		BUY			3,347.00			9.0645
1/22/2024		BUY			8,972.00			9.1967
1/23/2024		BUY			3,600.00			9.1594
1/23/2024		BUY			1,400.00			9.1594